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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33612

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D. B. McKenna & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

207 W. Main St
(No. and Street)

Bennington (City) VT (State) 05201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Allen K. Greenberg, CPA
(Name – *if individual, state last, first, middle name*)

930 Albany Shaker Rd. (Address) Latham (City), N.Y (State) 12110 (Zip Code)

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION RECEIVED MAR 1 2004 WASH. D.C. 160

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald B. McKenna, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D. B. McKenna & Co., Inc., as of December 31st, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DB McKENNA & CO., INC.

COMPARATIVE FINANCIAL STATEMENTS

For the Years Ending
December 31, 2003 and 2002

CPAs
FEIDEN & GREENBERG

Table of Contents

930 Albany Shaker Road - Suite 103
Latham, New York 12110
(518) 452-9363
Fax (518) 452-9414

FEIDEN & GREENBERG

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
D.B. McKenna & Co., Inc.
Bennington, Vermont

We have audited the accompanying comparative balance sheet of D.B. McKenna & Co., Inc. as of December 31, 2003 and 2002, and the related statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D.B. McKenna & Co., Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles, except for the use of tax depreciation basis for computing depreciation expense as described in the notes to the financial statements.

Respectfully submitted,

FEIDEN & GREENBERG, CPAs

February 17, 2004

D.B. MCKENNA & CO., INC.
COMPARATIVE BALANCE SHEET
December 31, 2003 and 2002

	2003	2002
ASSETS		
CURRENT ASSETS		
Cash	$ 70,438	$ 168,349
Accounts Receivable	539	422
TOTAL CURRENT ASSETS	70,977	168,771
INVESTMENTS		
Listed Securities (At Market)	14,710	63,775
FIXED ASSETS		
Equipment	66,650	65,530
Less: Reserve for Depreciation	(50,229)	(47,599)
TOTAL FIXED ASSETS	16,421	17,931
TOTAL ASSETS	$ 102,108	$ 250,477
LIABILITIES AND STOCKHOLDERS EQUITY		
CURRENT LIABILITIES		
Accrued Payroll	$ 18	$ 8,920
Accrued Corporate Tax	550	407
Accrued Retirement	-0-	131,608
TOTAL CURRENT LIABILITIES	568	140,935
STOCKHOLDERS EQUITY		
Common Stock - No Par - 10 Shares, Authorized Issued & Outstanding - at Cost	8,000	8,000
Contributed Capital	40,000	-0-
Unrealized gain on Securities	-0-	25,725
Retained Earnings	53,540	75,817
TOTAL STOCKHOLDERS EQUITY	101,540	109,542
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$ 102,108	$ 250,477

See Independent Auditors' Report.
Subject to Accompanying Notes.

EXHIBIT B

D.B. MCKENNA & CO., INC.
COMPARATIVE STATEMENT OF INCOME
For the Calendar Year Ended December 31, 2003 and 2002

	2003	2002
INCOME		
Commissions - stock trades	$ 123,631	$ 162,956
Commissions - mutual funds	282,205	224,916
Security gains	48,319	118,745
Professional fees	10,963	28,442
Dividend and interest income	4,044	6,188
TOTAL INCOME	469,162	541,247
OPERATING EXPENSES		
Rent	16,080	16,080
Auto Expense	3,055	2,442
Licenses, Dues & Fees	6,081	6,795
Publications	1,591	2,248
Advertising	6,787	7,496
Office Supplies	8,740	9,719
Telephone	5,015	4,398
TV Service	989	1,410
Insurance	7,006	7,807
Travel & Entertainment	96	86
Wages - Officers	116,750	153,500
- Others	88,014	122,788
Payroll & Other Taxes	14,009	17,235
Employee Benefits & Retirements	183,218	175,019
Professional Fees	5,070	5,313
Miscellaneous	45	-0-
Depreciation	2,629	5,214
TOTAL OPERATING EXPENSES	465,175	537,550
Writedown of securities to market value	5,714	-0-
NET OPERATING INCOME	(1,727)	3,697
Less: Provision for Corporate Taxes	(550)	(408)
NET INCOME	$ (2,277)	$ 3,289

See Independent Auditors' Report.
Subject to Accompanying Notes.

FEIDEN & GREENBERG

EXHIBIT C

D.B. MCKENNA & CO., INC.
COMPARATIVE STATEMENT OF CASH FLOWS
For the Years Ending December 31, 2003 and 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$ (2,277)	$ 3,289
Add: Depreciation	2,629	5,214
	352	8,503
(Increase) Decrease in Accounts Receivable	(117)	90
Increase (Decrease) in Accrued Payroll Tax	(8,902)	(89,446)
Increase (Decrease) in Corporate Tax	143	(198)
Increase (Decrease) in Accrued Retirement	(131,608)	94,641
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(140,132)	13,590
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Equipment	(1,120)	(2,706)
Purchase of Securities	23,341	(6,329)
NET CASH USED (PROVIDED) BY INVESTING ACTIVITIES	22,221	(9,035)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payment of Shareholder Dividend	(20,000)	(20,000)
Capital Contributed	40,000	-0-
NET CASH USED BY FINANCING ACTIVITIES	20,000	(20,000)
NET DECREASE IN CASH	(97,911)	(15,445)
CASH BALANCE, JANUARY 1	168,349	183,794
CASH BALANCE, DECEMBER 31	$ 70,438	$ 168,349

See Independent Auditors' Report.
Subject to Accompanying Notes.

FEIDEN & GREENBERG

EXHIBIT D

D.B. MCKENNA & CO., INC.
COMPARATIVE STATEMENT OF RETAINED EARNINGS
For the Calendar Year Ended December 31, 2003 and 2002

	2003	2002
BALANCE RETAINED EARNINGS - January 1	$ 75,817	$ 92,528
PLUS: NET INCOME PER EXHIBIT C Calendar Year	(2,277)	3,289
LESS: SHAREHOLDER DIVIDEND	(20,000)	(20,000)
BALANCE RETAINED EARNINGS - December 31,	$ 53,540	$ 75,817

See Independent Auditors' Report.
Subject to Accompanying Notes.

FEIDEN & GREENBERG

D.B. MCKENNA & CO., INC.
COMPUTATION OF NET CAPITAL
December 31, 2003

STOCKHOLDERS EQUITY PER BALANCE SHEET		$ 101,540
LESS: NON-ALLOWABLE ASSETS		(16,421)
NON-ALLOWABLE SECURITIES		(3,863)
NET ALLOWABLE CAPITAL		$ 81,256

NET ALLOWABLE CAPITAL EXCEEDS REQUIRED AS COMPUTED BELOW:

CAPITAL REQUIREMENT:

Minimum Dollar Amount for Broker Dealer		$ 50,000
Excess Net Capital		$ 31,256
Based on Liabilities:		
Net allowable capital	$ 81,256	
10% of liabilities	(568)	
Minimum Required Capital		$ 80,688

See Independent Auditors' Report.
Subject to Accompanying Notes.

FEIDEN & GREENBERG

SCHEDULE 2

D.B. MCKENNA & CO., INC.
RECONCILIATION OF BOOKS & FOCUS REPORT
2003

Stockholders' Equity per Focus Report	$ 100,235
Less: Corporate Tax Adjustment and Depreciation	1,305
Stockholders' Equity per Exhibit B	$ 101,540

See Independent Auditors' Report.
Subject to Accompanying Notes.

FEIDEN & GREENBERG

SCHEDULE 3

D.B. MCKENNA & CO., INC.
December 31, 2003

No material differences existed between reports as required and the Corporate records except those as noted on Schedule 2.

See Independent Auditors' Report.
Subject to Accompanying Notes.

D.B. MCKENNA & CO., INC.
December 31, 2003

The attached SIPC7 Form has been reviewed and found to be accurate.

FEIDEN & GREENBERG, CPAs

D.B. MCKENNA & CO., INC.
December 31, 2003

No material inadequacies were found in the examination of the 2003 corporate books and records of D.B. McKenna & Co., Inc.

Feiden & Greenberg

FEIDEN & GREENBERG, CPAs

D.B. McKENNA Co., INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2003

1. *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:*

Description of Business

The corporation is privately owned. It operates a retail stock brokerage business located at 207 Main Street in Bennington, Vermont. The corporation is a member of NASD and SIPC. D.B. McKenna Co., Inc. operates through a broker-dealer contract with Raymond James and Associates, Inc.

Revenue Recognition

Purchases and sales of securities are recorded on a trade basis along with related commissions and fees.

Securities Owned

The investments are in public companies. The values at December 31, 2003 reflect the fair market value.

2. *FURNITURE AND EQUIPMENT:*

The assets are recorded at cost. The assets are being depreciated on the income tax basis. This basis does not conform to generally accepted accounting principles. The difference between the accelerated tax basis and straight-line depreciation does not materially effect the fair presentation of financial condition as of December 31, 2003.

3. *CASH:*

Included in the balance at December 31, 2003 is an account totaling $ 26,207 held by Raymond James & Associates, Inc. as required by their broker agreement.

4. *EMPLOYEE BENEFIT PLAN:*

The company has a qualified voluntary profit sharing plan.

5. *CONTRIBUTED CAPITAL:*

The 100% owner-shareholder deposited $ 40,000 of additional capital to the corporation as required to be maintained by licensed broker-dealers.

See Independent Auditors' Report.

FEIDEN & GREENBERG